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                          September 22, 2023

       Anthony Monti
       Vice President
       Real Good Food Company, Inc.
       3 Executive Campus, Suite 155
       Cherry Hill, NJ 08002

                                                        Re: Real Good Food
Company, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 11,
2023
                                                            File No. 333-274444

       Dear Anthony Monti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing